Mail Stop 0308
      June 8, 2005

James Price
Chief Executive Officer
Benacquista Galleries, Inc.
15208 Jarrettsville Pike
Monkton, MD 21111

      Re:	Benacquista Galleries, Inc.
		Post-Effective Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed May 24, 2005
		File No. 333-104132
		Form 10-KSB for Fiscal Year Ended
		September 30, 2004
		Filed January 6, 2005
		File No. 0-51107

Dear Mr. Price:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB for Fiscal Year Ended September 30, 2004
Controls and Procedures, page 12
1. We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports are "[r]ecorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
2. We note your disclosure, "[t]he chief executive officer and the principal financial officer of the Company concluded that the Company`s disclosure controls and procedures were inadequate." Please note that Item 307 of Regulation S-B requires a conclusion as to the effectiveness of your disclosure controls and procedures, as opposed to the adequacy of your disclosure controls and procedures.
Please revise your disclosure accordingly, or confirm to us in writing, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were ineffective and revise accordingly in all future filings.
3. We note your disclosure in section (a)(1) on page 12 of the Form
10-KSB. Such disclosure, however, does not provide sufficient detail for the reader to fully understand the reasons for the chief executive officer and chief financial officer`s conclusions. Should your chief executive officer and chief financial officer conclude that your disclosure controls and procedures were ineffective, please significantly expand your disclosure to specifically explain why your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were ineffective and the specific actions that you will or are taking to ensure that your disclosure controls and procedures are effective. We may have further comment upon review of your response.
4. We note your disclosure that your chief executive officer and chief financial officer made their conclusions based on their evaluation performed "[w]ithin 90 days of the filing date of this report." Please, however, revise your disclosure to clearly indicate that the effectiveness conclusion is as of the end of the period covered by the report. See Item 307 of Regulation S-B.

Exhibit 31.1
5. We note that you have replaced the term "small business issuer" with "registrant." Please revise, as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Jonathan Dariyanani, Esq.
      Fax: (415) 358-5548

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James Price
Benacquista Galleries, Inc.
June 8, 2005
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